March 13, 2014

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Galena Biopharma, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 12, 2013

Form 10-Q for the Quarterly Period Ended September 30, 2013

Filed November 6, 2013 and amended on November 7, 2013

File No. 001-33958

Dear Mr. Rosenberg:

You recently provided Galena Biopharma, Inc., a Delaware corporation (the “Company”), with a comment letter dated March 10, 2014 regarding the Company’s above-referenced filings. This letter contains the Company’s response to the comment in your comment letter, which we have reproduced below for your convenience.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations Developing Novel Cancer Immunotherapies, page 21

1.	We note the following statement on page 22: “after establishing statistical significance in the prevention of recurrence in 24- and 36-month analyses, the 60-month median follow-up from the Phase 1/2 trial demonstrated a 5.6% recurrence rate with NeuVax versus 25.9% recurrence rate in the control arm, a reduction of 78.4%.” We compare this statement to the following statement from an abstract entitled “Peptide Vaccine Strategies in the Treatment of Cancer,” co-authored by a number of individuals, including your principal investigator on NeuVax, which abstract appeared in J Proteomics Bioinform 6: 081-084 (2013):

After a median follow-up of 60 months, there has been a persistent decrease in recurrences observed in the vaccinated patients compared to the control patients (10.6% vs 20.3%, p=0.098).

Jim B. Rosenberg

March 13, 2014

While not entirely clear, there does appear to be some inconsistency between these two statements. Please provide us with a concise explanation that reconciles the two statements. In addition, please provide draft language for inclusion in future filings which explains in layman’s terms what you mean by “recurrence,” how the rate is determined, and how the recurrence rate impacts the determination of a vaccine’s efficacy.

COMPANY’S RESPONSE

The statements made in our disclosure on page 22 are based on peer-reviewed data that we presented and published at 35th Annual CTRC-AACR San Antonio Breast Cancer Symposium in December 2012 (please see the attached link to the related press release):

http://investors.galenabiopharma.com/releasedetail.cfm?ReleaseID=725551).

Please note that there were two different clinical trials being reported—SN-33 (Node Positive) and SN-34 (Node Negative)—out of five total clinical studies conducted with NeuVax. Trials SN-33 (NP) (n=97) and SN-34 (NN) (n=90) enrolled eligible patients defined as those who were rendered disease-free after completion of standard of care multi-modality (surgery, chemotherapy, radiation) therapy. Treatment assignment was then based on HLA type (human leukocyte antigen from A2/A3 patients who have the same loci of genes, which represent 65% of population), with HLA-A2/A3 patients vaccinated and HLA-A2/A3 negative patients followed prospectively as controls for comparison in recurrence rates (also known as “disease free survival (DFS)”). The open label trial results were reported both in combination and separately at multiple time points. However, SN-33 is of particular importance, because only node positive patients are the target for the Company’s ongoing Phase 3 registrational study (p=0.0358).1

Below is a graph which represents the Company’s Phase 3 study population under an FDA-approved SPA (Special Protocol Assessment).2 If successful, the Company would seek commercial approval only for the node positive patient group.

[1]	A value is a measure of significance of results. For example, a p value of 0.05 would suggest that if the study were conducted again, there is a 95% chance that the same results would be observed. The NeuVax Phase 3 program, for example, would be deemed successful with a p value of <0.05.
[2]	A Special Protocol Assessment (SPA) is a declaration from the Food and Drug Administration that a proposed and yet uncompleted Phase 3 trial’s design, clinical endpoints, and statistical analyses are acceptable for FDA approval providing the resulting data support the efficacy and safety of the investigational product.

Jim B. Rosenberg

March 13, 2014

The article by Vreeland et al (2013) noted: “After a median follow-up of 60 months, there has been a persistent decrease in recurrences observed in the vaccinated patients compared to the control patients (10.6% vs 20.3%, p=0.098).” These data refer to the combined node positive and node negative populations in the two studies. Please note these were results observed prior to the booster series in same patients. The same article also emphasizes the use of boosters, as has been demonstrated for other immunologically active therapies (i.e., vaccines).3 As noted above, only node positive patients are the subject of the ongoing Phase 3 study protocol (please see link below), which includes the boosters, and therefore the ongoing research is design to confirm this result in a large scale randomized, double-blinded multinational, multicenter clinical study in 700 patients which, if successful, would be the basis to apply for commercial approval.

(http://clinicaltrials.gov/ct2/show/NCT01479244?term=e75&rank=3).

[3]	Mittendorf E,A Clifton GT, Holmes JP, Clive KS, Patil R, et al. (2011) Clinical trial results of the HER-2/neu (E75) vaccine to prevent breast cancer recurrence in high-risk patients: From US Military Cancer Institute Clinical Trials Group Study I-01 and I-02. Cancer.

Jim B. Rosenberg

March 13, 2014

Regarding the language in laymen’s terms, we propose to include the following in our upcoming Form 10-K:

“NeuVax™ (nelipepimut-S), our lead cancer immunotherapy, is being developed for the prevention of cancer recurrence in HER2 expressing cancers. NeuVax is the immunodominant nonapeptide derived from the extracellular domain of the HER2 protein, a well-established target for therapeutic intervention in breast and gastric carcinomas. The NeuVax vaccine, nelipepimut-S peptide, is combined with the immune adjuvant, recombinant human granulocyte macrophage-colony stimulating factor (rhGM-CSF) for administration. Data has shown that an increased presence of circulating tumor cells (CTCs) predict Disease Free Survival (DFS) and Overall Survival (OS)—suggesting a dormancy of isolated micrometastases, which over time, lead to recurrence. After binding to the HLA A2/A3 molecules on antigen presenting cells, the nelipepimut-S sequence stimulates specific cytotoxic T lymphocyte (CTLs). These activated specific CTLs recognize, neutralize and destroy, through cell lysis, HER2 expressing cancer cells, including occult cancer cells and micrometastatic foci. The nelipepimut immune response can also generate CTLs to other immunogenic peptides through inter- and intra-antigenic epitope spreading.

NeuVax is a targeted cancer immunotherapy for approximately 30,000-40,000 of the 230,000 breast cancer patients annually diagnosed in the US who are at high risk of their breast cancer recurring, which we refer to as “disease recurrence,” after achieving remission (or becoming a “survivor”) with standard therapy (surgery, chemotherapy, radiation). These high-risk patients have a particular molecular signature and disease status: HER2 IHC 1+/2+ (oncoprotein associated with aggressive tumor growth), node positive (disease present in the axillary lymph nodes prior to surgery), and HLA A2/A3 (human leukocyte antigen from A2/A3 patients who have the same loci of genes who which represents 65% of population). Up to 25% of resectable node-positive breast cancer patients, having no radiographic evidence of disease following surgery and adjuvant chemo/radiation therapy, still relapse within three years following diagnosis. These cancer patients presumably still had isolated, undetected tumor cells also known as circulating tumor cells which, over time, led to a recurrence of cancer, either in the breast area (local recurrence) or at a remote location (metastatic disease).”

Jim B. Rosenberg

March 13, 2014

Please contact the undersigned if you have any questions or comments regarding this response letter.

Very truly yours,

/s/ Mark J. Ahn, PhD

Mark J. Ahn, PhD

President and Chief Executive Officer

Cc:	Frank Wyman (SEC)

Joel Parker (SEC)

Ryan Dunlap (VP and CFO, Galena Biopharma, Inc.)